

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 29, 2025

Robert Karnes
President
BlackRock Monticello Debt Real Estate Investment Trust
50 Hudson Yards
New York, NY 10001

> **Re: BlackRock Monticello Debt Real Estate Investment Trust**
> **Registration Statement on Form 10-12G**
> **Filed January 15, 2025**
> **File No. 000-56720**

Dear Robert Karnes:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Daniel B. Honeycutt, Esq.